Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
EARGO, INC.

Eargo, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the Delaware General Corporation Law, hereby certifies as follows:

(a)
The name of the Corporation is Eargo, Inc. and the date on which the original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware was November 12, 2010 (as subsequently amended and restated, the “Amended and Restated Certificate of Incorporation”).

(b)
This Certificate of Amendment to Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

(c)
This Certificate of Amendment to Amended and Restated Certificate of Incorporation amends the Amended and Restated Certificate of Incorporation of the Corporation to add the following as Section 3 of Article IV of the Amended and Restated Certificate of Incorporation:

Section 3. Upon the effectiveness of the filing of this Certificate of Amendment (the “Effective Time”) each number of shares of Common Stock either issued or outstanding or held by the Company as treasury stock, immediately prior to the Effective Time (the “Old Common Stock”) equal to the Reverse Split Number (as defined below) will be automatically reclassified as (without any further act) into one share of Common Stock (the “New Common Stock”) issued or outstanding or held by the Company as treasury stock (the “Reverse Stock Split”). The number of shares of Old Common Stock that shall be reclassified into one share of New Common Stock pursuant to the Reverse Stock Split shall be determined by the Board of Directors and publicly announced by the Company prior to the Effective Time (the “Reverse Split Number”). No fractional shares shall be issued as a result of or in connection with the Reverse Stock Split. In lieu of any fractional shares of New Common Stock to which any stockholder (or any beneficial owner of shares held through a bank, broker or other nominee) would otherwise be entitled as a result of the Reverse Stock Split, the Company shall pay an amount in cash equal to the product of: (i) such fraction of a share of New Common Stock, multiplied by (ii) the closing trading price of the Old Common Stock on the trading day immediately preceding the date of the Effective Time, multiplied by (iii) the Reverse Split Number. As soon as practicable following the Effective Time, the Company will cause the Company’s transfer agent and registrar to issue new book entries representing the number of shares of the New Common Stock into which such shares of Old Common Stock shall have been reclassified.”

IN WITNESS WHEREOF, Eargo, Inc. has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation be signed by its duly authorized officer on this 17th day of January, 2023.

EARGO, INC.

By:	/s/ Christy La Pierre
Name:	Christy La Pierre
Title:	Chief Legal Officer and Secretary